Filed by AmSurg Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Envision Healthcare Holdings, Inc.
Commission File No. 001-36048

FROM:    William A. Sanger & Christopher A. Holden

Envision2017 Executive Update: Selection of Merger Integration Planning Partner

It’s been several weeks since our last update on the proposed merger between Envision Healthcare and AMSURG and we would like to bring you up to date on our progress.

We completed our review of proposals from advisory firms to assist with the integration of our two companies and have selected PricewaterhouseCoopers (PwC) to conduct an initial assessment of our companies’ systems, processes and protocols. The PwC team has extensive knowledge of the healthcare sector and we look forward to working with them during this first phase of integration planning.

This initial step will focus on a functional current state assessment, including the development of potential future operating model options. The assessment is expected to begin in late August and take approximately five weeks to complete.

We are excited to get started with the planning required to make this integration a success. We will continue to keep you updated as we embark on this journey and take the next step to realizing our shared vision.

William A. Sanger	Chris Holden

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the preliminary joint proxy statement/prospectus and any other relevant documents that are filed with the SEC when they become available because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary joint proxy statement/prospectus, and more complete information will be available in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.